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SEC FILE NUMBER
8-68156

SEC Mail Processing
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SFA Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 Manly Street
(No. and Street)

Greenville	SC	29601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Smith	864-421-0211	brian@sfafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Brian Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SFA Financial, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title:
Managing Member

____
Notary Public

MICHELLE EMMONS
NOTARY
PUBLIC
SOUTH CAROLINA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SFA Financial, LLC

Report on Audited Financial Statements and
Supplementary Information

for the year ended December 31, 2022

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland. FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of SFA Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SFA Financial, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SFA Financial, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SFA Financial, LLC's management. Our responsibility is to express an opinion on SFA Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFA Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as SFA Financial, LLC's auditor since 2014.

Maitland, Florida

February 17, 2023

SFA Financial, LLC
Statement of Financial Condition
as of December 31, 2022

Assets	
Cash	$ 20,346
Commissions receivable	537
Other Assets	59
Total assets	$ 20,942
Liabilities and Members' Equity	
Accounts Payable	$ 5,000
Total Liabilities	$ 5,000
Members' Equity	$ 15,942
Total liabilities and members' equity	$ 20,942

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Notes to Financial Statements
December 31, 2022

Note 1. Summary of Significant Accounting Policies

Organization and Nature of Business – SFA Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulator Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized under the laws of the State of South Carolina on January 16, 2009 as a limited liability company. The Company engages in the business of selling Mutual Funds, Variable Insurance product's and 529 College Savings Plans.

Cash and Cash Equivalents – For purposes of reporting cash flows, the company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Revenue Recognition - Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or Insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are recognized as revenue at the point in time the associated service is fulfilled once the mutual fund or variable annuity company confirms that payment has been accepted which is based on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership has been transferred to the customer. A liability to the companies' representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Distribution Fees – The Company enters into arrangements with Mutual Fund companies. The Company may receive distribution fees paid by the funds up front, over time or upon the investor's exit from the fund, known as contingent deferred sales.

The Company believes that its performance obligation is the sale of mutual fund shares and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions Receivable – Commissions Receivable are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Income Taxes -The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates.

Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. Tax years open for examination by Federal and State tax authorities include the years ended December 31, 2019, 2020 and 2021.

Note 3. Related Party Transactions -The Company, as a broker-dealer, has approved Southeast Financial Advisors, LLC (a related party through common ownership) to conduct outside business in the area of investment advisory services. Under this agreement, the related party, at the members' discretion, may pay the Company a portion of total investment advisory fees collected. The financial operations of Southeast Financial Advisors, LLC are not audited. No funds were received during 2022 relating to this agreement.

The company leases space from a related party with common ownership commencing July 7, 2021 at $199.83 per month for a total of $2,397.97 for the year ending December 31, 2022.

The company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease. Instead, the company has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term.

Note 4. Concentrations of Credit Risk-The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

Note 5. Contingencies and Commitments - In some instances, the company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements. No other contingencies or commitments exist for the yearend December 31, 2022.

Note 6. Net Capital Requirement-As a requirement broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2022, the Company had Net Capital (as defined by Rule 15c3-1 of the securities and Exchange Commission) of $15,571 which exceeds the minimum net capital requirements by $10,571. The Company's ratio of aggregate indebtedness to net capital was 0.32 at December 31, 2022.

Note 7. Subsequent Events-The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2022, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date these financial statements were available to be issued, and there were no subsequent events that required disclosure in these financial statements.

Note 8. Company Conditions-The Company has a loss of $11,239 for the year ending December 31, 2022 and has received capital contributions from it's Owner for working capital. The Company's Owner has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The Owner has the financial wherewithal to continue contributing, as needed.